

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 28, 2017

Eduardo Alcaro
Chief Financial Officer
PagSeguro Digital Ltd.
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001
Brazil

> **Re: PagSeguro Digital Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 1, 2017**
> **CIK No. 0001712807**

Dear Mr. Alcaro:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Please revise the prospectus cover page to disclose the percentage ownership and voting rights that Universo Online S.A. and management will hold after the offering. Include a brief discussion of the respective voting rights of your Class A and Class B common shares and your status as a "controlled company" as a result of the significant control that UOL will have after the completion of this offering.

<u>Market and Industry Data, page viii</u>

2. We note your statement that you cannot guarantee the accuracy and completeness of certain information in the registration statement. It is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document. Please revise.

3. Where you reference market and industry data, please ensure that you disclose the title and date of publication of the sources of such data. For example, disclose the titles and dates of publication of the eMarketer and World Bank sources that you reference on page 59.

4. We note that you include market and industry data published by the Brazilian Association of Credit Card and Services Companies (ABECS) and Datafolha. We also note that one of your directors, Maria Judith de Brito, is a member of the ABECS board and that Datafolha is an affiliate of UOL, your controlling shareholder. Please tell us whether you commissioned any of the market and industry data published by ABECS or Datafolha and, if so, file a consent from either entity as an exhibit to the registration statement pursuant to Securities Act Rule 436.

<u>Prospectus Summary, page 1</u>

5. Please provide a balanced discussion of your business in the prospectus summary. Provide a brief summary of your principal risks, including, but not limited to, your controlled company status in the prospectus summary.

<u>Overview, page 1</u>

6. Please ensure that you define each acronym or otherwise abbreviated term upon first use. For example, define EFTPOS on page 2.

<u>Our Competitive Strengths</u>

<u>Disruptive Provider of Payment Solutions to Clients, page 7</u>

7. Here you disclose that 78% of your merchants use PagSeguro as their sole electronic payments service. Please revise your prospectus to clarify the source of this statistic.

Risk Factors

Risks Relating to Our Business and Industry

If we cannot keep pace with rapid technological developments…, page 15

8.   Here you disclose that a significant and growing portion of your customers access your platforms through mobile devices. To provide additional context, revise to quantify the portion of your customers that access your platforms through mobile devices.

Some of the key components of our POS devices are sourced from a limited number…, page 24

9.   Here you disclose that some of the key components used to manufacture your point-of-sale devices come from limited sources of supply and that you rely on one manufacturer to manufacture, test and assemble a significant amount of your POS devices. Please tell us whether you have material agreements with any suppliers or your manufacturer and, if so, revise to provide a summary of any such agreement and file it as an exhibit or advise. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil, page 61

10.   Tell us whether management uses any key operating metrics to evaluate the business and what consideration you gave to disclosing these metrics. For example, we note your disclosures on page 9 that your growth strategy includes acquiring new clients and retaining and deepening relationships with existing clients, and your disclosure on page 64 that over time, you expect an increasing portion of your growth to come from increased revenue per merchant. Tell us what consideration you gave to disclosing the number of clients, the retention rate and the revenue per merchant. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Principal Factors Affecting Our Financial Condition and Results of Operations

Pricing and revenue mix in our payment processing services, page 66

11.   You state that you currently offer lower pricing to certain of your "larger clients who generate higher transaction volume." Please disclose the names of any significant customers on which you depend. See Item 3.D of Form 20-F.

Results of Operations in 2016, 2015 and 2014

Net revenue from sales and services, page 76

12.   You disclose that the increase in gross revenue from transaction activities in 2016 was principally due to an increase in transaction volume which was partially offset by a change in mix in payments from debit cards in proportion to payments from credit cards. Tell us what consideration you gave to disclosing the dollar value of transaction volume for each period presented and the MDR percentage charged for both debit cards and credit cards. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Cost of sales and services, page 77

13.   We note your disclosure on page 66 that changes in interchange fees can have a significant impact on your operating costs and profit margins. Tell us what consideration you gave to disclosing the interchange fee percentage for each period presented for the major card issuers. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Finance result, page 79

14.   Tell us the discount rate that you charge on the dollar value of the transaction for your early payment of receivables services. Also, clarify whether the expense you incur to obtain early payment of receivables from the card issuers and acquirers is a fixed percentage of the dollar value of the transaction and, if so, tell us this percentage. Clarify whether any of the expected changes that you describe on page 73 are expected to impact these fees and expenses, or the overall results of this business and what consideration you gave to disclosing this information. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Business, page 89

15.   In various locations throughout your prospectus you discuss partnerships with third parties, including the Brazilian Post Office, Elo, American Express, Sodexo, Ticket, VR and others. Please tell us whether you have material agreements with any third-party partner and, if so, revise to provide a summary of any such agreement. See Item 8 of Form F-1.

Our Products and Services

Cross-border remittance, page 107

16.   Please revise to further describe the nature of your Boa Compra platform and Go4Gold, your proprietary digital currency.

Intellectual Property, page 130

17.   Here you disclose that you operate certain software products under licenses from third parties, including Verifone, Oracle, Feedzai and Cisco. Please tell us whether you have material agreements with any third-party licensor and, if so, revise to provide a summary of any such agreement. See Item 8 of Form F-1.

Principal and Selling Shareholder, page 140

18.   Here you state that beneficial ownership under SEC rules generally includes voting or investment power over securities. Please revise to clarify that beneficial ownership also includes shares over which a person receives the economic benefit of ownership and confirm that your current disclosure accounts for this aspect of the definition of beneficial ownership. See General Instruction F to Form 20-F.

Related Party Transactions, page 142

19.   We note that you discuss a number of agreements with UOL and UOL subsidiaries and provide the aggregate amount paid to UOL under these agreements. To the extent practicable, please revise your discussion to also provide the amounts paid to UOL or UOL subsidiaries pursuant to each individual agreement. See Item 4.a of Form F-1 and Item 7.B.1 of Form 20-F. Please confirm that you will file these related party agreements as exhibits. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

20.   Tell us why you exclude income from early payment and the related charges from operating results and why these transactions qualify as finance activities. Clarify the authoritative accounting literature upon which you are relying in making this determination.

Consolidated Statements of Cash Flows, page F-7

21.   Tell us why changes in notes receivable are included in cash flows from operating activities rather than cash flows from investing activities. We refer you to paragraph 16 of IAS 7. Also, as it relates to notes receivable from early repayments, clarify how this presentation is consistent with your presentation of these transactions outside of operating activities in your consolidated statements of income.

22.   Tell us why interest received on notes receivable and interest paid on borrowings is not separately disclosed. We refer you to paragraph 31 of IAS 7.

Notes to the Consolidated Financial Statements

2. Presentation and preparation of the consolidated financial statements and significant accounting policies, page F-8

23.   Your disclosure on page 106 indicates that your cash out solutions enable your clients to transfer or spend the balance of their PagSeguro digital account by a variety of means without needing a bank account. Clarify where these client balances are held. Tell us if you hold funds on behalf of your clients and, if so, how they are reflected in your financial statements.

2.1 Preparation and presentation of the consolidated financial statements, page F-8

24.   Your disclosure on page 61 indicates that prior to the launch of this initial public offering, PagSeguro Brazil will carry out a reverse stock split. Clarify whether you intend to retrospectively restate your share and per share data for all periods presented to reflect the reverse stock split. We refer you to paragraph 64 of IAS 33.

2.6 Note receivables, page F-13

25.   Your disclosure indicates that the Group does not establish a provision for impairment of note receivables because the balance of note receivables is mainly comprised of transactions approved by large financial institutions. Please revise your disclosure to clarify whether the financial institutions are also the legal obligors to the note agreements. If not, clarify these parties. Also, clarify your exposure if the debtor defaults on the underlying receivable.

2.13 Revenue Recognition, page F-16

26.   Revise your disclosures to describe your accounting for chargebacks, including whether you record reserves for estimated chargebacks, and your basis for estimating such reserves. Tell us the factors you considered in determining to classify these charges as operating expenses rather than a reduction of revenue.

27.   Revise your disclosures to describe whether you are responsible for issuing refunds to the merchant or the customer in the event that orders are cancelled, returned or disputed. Describe whether such refunds represent the gross purchase amount or just your transaction fee. Clarify your accounting for all such refunds, including whether you record reserves for estimated refunds and your basis for estimating such reserves.

28.   Revise your disclosures to describe your accounting policies for refunds relating to your Point of Sale equipment, including whether you record reserves for estimated refunds and your basis for estimating such reserves.

29.   Your disclosure indicates that revenue is also presented net of rebates. Clarify the nature of the rebates that you issue and your accounting for these rebates.

30.   Clarify whether any of your credit and debit card readers are sold together with your transaction services and, if so, how you allocate arrangement consideration among the separate components. Further, your disclosures on pages 92 through 107 indicate that various other products and services are included in the free PagSeguro digital account that you offer. Clarify what consideration you gave to allocating arrangement consideration to these components. In your response, please clarify the length of your contracts with customers.

31.   Your disclosure on page 106 indicates that you earn issuance fees for PagSeguro prepaid cards. Describe the period over which revenue is recognized for these fees.

32.   Your disclosures on page 69 indicate that your net revenues do not include deductions for interchange fees and other transaction fees. Tell us the factors you considered in determining that you are the principal in your electronic payment intermediation transactions. Tell us how you took into consideration all of the factors in paragraph 21 of the illustrative examples to IAS 18. Please revise your disclosures to describe these factors.

33.   You disclose that income recognized as a result of the discount rate charged on the early payment of payables to third parties is recognized at the time the merchant agrees to receive a sale in installments on an anticipated basis. Clarify what you mean by anticipated basis. Further, your disclosure on page 73 indicates that you record notes receivable related to these transactions. Clarify the repayment terms of these notes receivable and tell us why you recognize the discount rate at the time of the sale rather than over the term of the note receivable. Clarify the authoritative accounting literature upon which you are relying in determining your revenue recognition policy for these transactions. Please clarify your disclosures accordingly.

7. Financial investments, page F-20

34. Revise your disclosure to describe the composition of your short term investments and any related credit or liquidity risks. Further, clarify how you classify these investments. In this regard, we note your disclosure on page F-10 that you do not classify your financial assets as held-to-maturity or available-for-sale, and your disclosure on page F-11 that no financial assets at fair value through profit or loss are presented on the balance sheet.

9. Related-party balances and transactions, page F-22

35. Please disclose, if true, that your related party transactions were made on terms equivalent to those that prevail in arm's length transactions. Otherwise, please further clarify the terms of the expenses that are allocated to you pursuant to contractual arrangements with your parent and affiliated companies. Further, please describe the nature of the transactions relating to cash management with your parent. In this regard, your disclosure on page F-9 appears to indicate that the centralized cash management system was only in place in the period prior to August 1, 2015.

General

36. Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Robert M. Ellison, Esq.
Shearman & Sterling LLP